Exhibit 10.10
January 27, 2009
Nina P. McIntyre
48 Everett Avenue
Winchester, MA 01890
Dear Nina,
Art Technology Group is pleased to offer you the position of Senior Vice President, Marketing and CMO reporting to Bob Burke, CEO. We are very excited to add your talent and experience to ATG’s team.
The terms of the offer are as follows:
•	A bi-weekly salary of $8,846.15 which equals $230,000 on an annualized basis.

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The variable target portion of your total compensation package is set at $100,000 for 2009. Shortly after you join us at ATG, you will be given a set of goals, which will serve as the criteria for this incentive program.

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In concert with this employment offer, you will be granted 230,000 options to acquire ATG common stock at the fair market value at close of market, on your start date. These options vest quarterly over 4 years, with cliff vesting for the 1st year. “Cliff Vesting” means that after 1 year from your start date, your options will vest 25%. Thereafter, your options will vest quarterly for the remaining 3 years.

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You may elect to transition up to 100,000 of your options grant into ATG RSUs, at a 2:1 ratio. ATG RSUs (Restricted Share Units) are full value shares of ATG stock which vest 25% annually over 4 years, commencing on your start date with ATG. I have enclosed a document which describes RSU from a structure and tax point of view.

As a Senior Vice President and Officer of the company, you will receive a Change of Control benefit equivalent to all members of Executive Committee. This benefit will be triggered in the event of a change of control of more than 50% of ATG’s outstanding common shares. Specifically, the benefit provides an acceleration of 50% of your unvested options and, if you were to lose your position either through reduction in force, a significant relocation of your site or a substantial reduction of the scope and responsibility within a year of the date of change, all remaining unvested options or RSUs would vest and you would receive a severance benefit of 12 months of total target compensation. You would also receive 1 year of health benefit coverage and Outplacement services.
ATG provides a competitive benefits package including: Blue Cross Blue Shield health, Delta dental insurance, life insurance, short and long term disability, Flexible Spending Accounts and three weeks paid vacation per calendar year. ATG offers a competitive 401k plan with matching contributions, administered through Merrill Lynch. Enrollment details on this program will be available during your orientation session on your first day with ATG.
As a condition of your commencing employment, ATG requires that you sign an Invention, Non-Disclosure and Non-Solicitation Agreement. All employment at ATG is on an “at will” basis, meaning that you or ATG can terminate the employment relationship at any time.
We look forward to you joining us, Nina, in this important role and continuing to grow ATG’s strength in the eCommerce marketplace.
As acceptance of this offer, please sign and fax this letter back to me at 617-386-5190.

Sincerely,	Agreed and Accepted:

/s/ Nina McIntyre
Patricia O’Neill	Nina McIntyre
Senior Vice President, Human Resources
Art Technology Group Inc.	Start Date